UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(Mark One)
☒    ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______to _______

Commission file number: 001-12215

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE PROFIT SHARING PLAN OF QUEST DIAGNOSTICS INCORPORATED

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

QUEST DIAGNOSTICS INCORPORATED
500 PLAZA DRIVE
SECAUCUS, NJ 07094

The Profit Sharing Plan of Quest Diagnostics Incorporated
As of December 31, 2019 and 2018
Index to Financial Statements and Supplemental Schedule

Page
Financial Statements

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits as of December 31, 2019 and 2018	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2019	3

Notes to Financial Statements	4

Supplemental Schedules*

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2019	10

Signature	16

* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are no longer applicable.

Exhibit
Exhibit 23 - Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

Plan Administrator and Plan Participants
The Profit Sharing Plan of Quest Diagnostics Incorporated

Opinion on the financial statements
We have audited the accompanying statements of net assets available for benefits of The Profit Sharing Plan of Quest Diagnostics Incorporated (the “Plan”) as of December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental information
The Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2019 (“supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ GRANT THORNTON LLP

We have served as the Plan's auditor since 2008.

Boston, Massachusetts
June 29, 2020

The Profit Sharing Plan of Quest Diagnostics Incorporated
Statements of Net Assets Available for Benefits
December 31, 2019 and 2018
(in thousands)

	2019	2018
Assets
Cash	$714	$638
Investments, at fair value	4,503,452	3,783,548
Receivables
Employer contributions receivable	1,405	—
Notes receivable from participants	90,236	88,565
Investment related receivables	598	966
Total assets	4,596,405	3,873,717

Liabilities
Investment related payables	1,128	774
Other liabilities	1,209	—
Total liabilities	2,337	774

Net assets available for benefits	$4,594,068	$3,872,943

The accompanying notes are an integral part of these financial statements.

The Profit Sharing Plan of Quest Diagnostics Incorporated
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2019
(in thousands)

Additions:
Investment Income
Net appreciation in fair value of investments	$669,103
Dividends and interest	198,642
Total investment income	867,745

Interest income on notes receivable from participants	4,820

Contributions
Employer	85,653
Participants	165,167
Total contributions	250,820

Total additions	1,123,385

Deductions:
Benefits paid to participants	419,569
Administrative expenses	481
Total deductions	420,050

Net increase	703,335

Net transfer from other plans	17,790

Net assets available for benefits:
Beginning of year	3,872,943

End of year	$4,594,068

The accompanying notes are an integral part of these financial statements.

The Profit Sharing Plan of Quest Diagnostics Incorporated
December 31, 2019 and 2018
Notes to Financial Statements (dollars in thousands)

1.    Description of the Plan

Background - The Profit Sharing Plan of Quest Diagnostics Incorporated (the “Plan”) is a defined contribution plan established by Quest Diagnostics Incorporated ("Quest Diagnostics" or the “Company” or the “Plan Sponsor”) to provide its eligible employees with retirement benefits. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

During 2019, following the acquisition of certain businesses by the Plan Sponsor, pre-existing 401(k) plans of certain of the acquired businesses were merged into the Plan. As a result, $17,790 of plan assets were transferred to the Plan.

Eligibility and Participant Contributions - All eligible employees who have completed one month of service, as defined, may participate in the Plan. Participants may contribute an amount between 1% and 35% of their eligible compensation, as defined, for the contribution period. Catch-up contributions, as defined in the Internal Revenue Code, are permissible for eligible participants. Participants may modify their contribution percentage at any time. During 2020, the Company made changes to the participant eligibility to participate in the Plan. See Note 4.

Employer Matching Contributions - The Company matches 100% of a participant's contribution, up to 5% of eligible compensation, in cash after the participant completes 12 months of service, as defined, with the Company. Company contributions are remitted to the Plan at the same time that the corresponding participants' contributions are remitted. During 2020, the Company made changes to its employer matching contributions. See Note 4.

Participant Accounts - A separate individual account is established for each participant in the Plan. Each participant's account is credited with the participant's contributions and the Company's matching contributions, plus actual earnings thereon. Earnings are allocated by fund based on the ratio of the participant's account invested in a particular fund to all participants' investments in that fund.

Vesting - Participants immediately vest in their voluntary contributions and Company contributions plus actual earnings thereon. Certain participants who were active in plans sponsored by previous employers have vesting requirements applied to their previous employer contribution accounts consistent with the vesting requirements in effect before the assets were merged into the Plan.

Investment Options - Participants may elect to have their voluntary contributions and Company matching contributions invested in any or all of the available investment options, most of which are managed by Fidelity Management & Research Company (“FMRC”). Participants may also elect to have their voluntary contributions and Company matching contributions invested in shares of the Company's common stock. Participants have the ability to modify their investment elections daily, subject to certain short-term trading restrictions imposed by FMRC and the Company's securities trading policy, which prohibits trading in the Company's common stock on a short-term basis and while in possession of material non-public information about the Company.

Participants cannot contribute greater than 25% per pay period of pre-tax contributions into Quest Diagnostics common stock. In addition, participants can transfer monies into Quest Diagnostics stock only to the extent the percentage of holdings in Quest Diagnostics stock after the transfer remains below 25% of the participant's entire account balance.

Participants may elect to receive their dividends on investments in Quest Diagnostics stock as a taxable cash payment or to have those dividends automatically reinvested.

Distribution Options - Participants can elect to have their benefit distributions, equal to the value of the vested portion of their account balance, paid in the form of a lump sum distribution, a direct rollover into another eligible retirement plan or traditional individual retirement account, installment payments, or for appropriate assets, an annuity.

Withdrawals - Withdrawals may be made for qualified emergencies, as defined in the Internal Revenue Code. Depending upon the type of withdrawal and the status of the contribution, penalties upon withdrawal may apply. Participants may also begin to make withdrawals without penalty at age 59 ½, subject to certain limitations as defined by the Plan.

The Profit Sharing Plan of Quest Diagnostics Incorporated
December 31, 2019 and 2018
Notes to Financial Statements (dollars in thousands) - continued

Forfeitures - Employer contributions in forfeited nonvested accounts may be used to reduce future employer contributions or pay the Plan's expenses. The forfeiture activity and account balance was not material as of December 31, 2019 and 2018.

Parties-in-Interest - Certain investments of the Plan, as of December 31, 2019 and 2018, are shares of mutual funds and collective funds managed by FMRC. These transactions qualify as party-in-interest transactions. As of December 31, 2019 and 2018, investments with a fair value of $3,584,999 and $3,094,673, respectively, were managed by FMRC.

The Company also is a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, Quest Diagnostics stock transactions qualify as party-in-interest transactions. As of December 31, 2019 and 2018, the total fair value of the Plan's investment in Quest Diagnostics stock was $308,062 and $262,047, respectively. During 2019, there were no purchases of Quest Diagnostics stock by the Plan and sales of Quest Diagnostics stock were $25,955.

In addition, the Plan receives revenue sharing credits, as described below, which is considered a party-in-interest transaction.

Revenue Sharing Credits - A portion of the operating expenses and management fees are paid by the Plan using revenue sharing credits which are included in net appreciation in fair value of investments.  Any amount in excess of the fees is allocated to participant accounts.  For the year ended December 31, 2019, $1,108 of the revenue sharing credits were used for permissible management and recordkeeping fees and $4,481 was allocated to participant accounts.

Notes Receivable from Participants - Participants are permitted to obtain loans in amounts not less than one thousand dollars and up to the lesser of (1) fifty thousand dollars, subject to certain limitations as defined by the Plan, or (2) 50% of the participant's vested portion of their account value. Except with respect to pre-existing loans transferred or merged into the Plan, a participant may have only one outstanding loan at a time and loans are repayable over a period of up to five years, unless the proceeds are used to purchase a primary residence, in which case a period of up to ten years is permitted. Loans are secured by one-half of a participant's vested account balance and bear interest at prime plus 1%. Rates range from 3.75% to 10.25%; maturities vary by participant. Principal and interest are repaid to the Plan through payroll deductions for active employees. Participants can elect to pay the entire outstanding balance of a loan directly to Fidelity Management Trust Company ("FMTC"). Actively employed participants can also submit a partial loan repayment directly to FMTC outside the normal payroll deductions, accelerating the payoff date. Participants who are no longer active employees may continue to repay outstanding loan balances directly to FMTC. During 2020, the Company made changes to the Plan with respect to allowable loans. See Note 4.

In addition, notes receivable from participants qualify as party-in-interest transactions. As of December 31, 2019 and 2018, the carrying value of the Plan's notes receivable from participants was $90,236 and $88,565, respectively.

Plan Administration - The Plan Administrator is the Benefits Administration Committee, which is appointed by the Company's Board of Directors. The Plan's trustee and recordkeeper for the Plan investments are FMTC and Fidelity Investments Institutional Operations Company, Inc., respectively.

Tax Status - The Internal Revenue Service (“IRS”) has determined and informed the Company by letter dated September 22, 2014, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. The Plan Sponsor believes that the Plan, which has been amended since the IRS determination, continues to be designed and operated in compliance with the applicable requirements of the Internal Revenue Code and, therefore, believes that the Plan is qualified and related trust is tax-exempt.

Accounting principles generally accepted in the United States (“US GAAP”) requires the Plan Administrator to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019 and 2018 there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing authorities; however, there are currently no audits for any tax periods in progress.

The Profit Sharing Plan of Quest Diagnostics Incorporated
December 31, 2019 and 2018
Notes to Financial Statements (dollars in thousands) - continued

Administrative Expenses - Accounting fees and certain administrative expenses of the Plan may be paid by the Plan or the Company. Loan origination and certain distribution fees are charged against participant accounts.

Investment Management Fees - Investment management fees and operating expenses charged to the Plan for investments in the Plan are deducted from income earned on a daily basis and are not separately reflected. Consequently, investment management fees and operating expenses are reflected as a reduction of investment return for such investments.

Plan Termination - The Company intends to continue the Plan indefinitely, but reserves the right to change or discontinue the Plan at its discretion. Participants will become fully vested in their rights under the Plan if it is terminated or if Company contributions are completely discontinued.

2.    Summary of Significant Accounting Policies

Basis of Presentation - The Plan maintains its financial records on the accrual basis of accounting.

Reclassifications - Certain reclassifications have been made to the prior period financial statements to conform to the current period presentation.

Use of Estimates - The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan provides for participant-directed investment of their voluntary contributions and Company matching contributions in a number of investment funds. Certain underlying investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, changes in these risks could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Benefits paid to participants - Benefits payments to participants are recorded when paid.

Valuation of Investments - Investments are stated at fair value at year end. Refer to Note 3 for additional information related to the valuation of Plan investments.

Security Transactions and Income - Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income from investments is recorded as earned on an accrual basis.

Net appreciation in fair value of investments represents the Plan's net realized and unrealized gains (losses) on investments held by the Plan.

Notes Receivable from Participants - Notes receivable from participants are valued at their unpaid principal balance, plus any accrued but unpaid interest. Interest income from notes receivable from participants is recorded on an accrual basis.

New Accounting Standard To Be Adopted - In August 2018, the Financial Accounting Standards Board issued an Accounting Standards Update (“ASU”) to amend the disclosure requirements for fair value measurements to remove disclosures that are no longer considered cost beneficial, clarify the specific requirements of disclosure and add disclosure requirements identified as relevant.  This ASU is effective for the Plan for annual and interim periods beginning after December 15, 2019 and early adoption is permitted. The impact of adoption is currently being evaluated.

The Profit Sharing Plan of Quest Diagnostics Incorporated
December 31, 2019 and 2018
Notes to Financial Statements (dollars in thousands) - continued

3.    Fair Value Measurements

Fair value measurements are based upon the exit price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants, and are determined by either the principal market or the most advantageous market.

Inputs used in the valuation techniques to derive fair values are classified based on a three-level hierarchy to prioritize the inputs used in the valuation techniques to derive fair values. The basis for fair value measurements for each level within the hierarchy is described below with Level 1 having the highest priority and Level 3 having the lowest. During the year ended December 31, 2019 there was no transfer between levels.

Level 1:	Quoted prices in active markets for identical assets or liabilities.

Level 2:
Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable in active markets.

Level 3:	Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

The following table provides a summary of the assets in the Plan that are measured at fair value on a recurring basis:

		Basis of Fair Value Measurements
December 31, 2019	Total	Level 1	Level 2	Level 3
Mutual funds	$3,265,906	$3,265,906	$—	$—
Quest Diagnostics stock	308,062	308,062	—	—
Other common stock	204,775	204,731	—	44
Preferred stock	2,028	1,485	—	543
Subtotal	$3,780,771	$3,780,184	$—	$587

Investments measured at NAV as a practical expedient: (A)	722,681

Total investments, at fair value	$4,503,452

The Profit Sharing Plan of Quest Diagnostics Incorporated
December 31, 2019 and 2018
Notes to Financial Statements (dollars in thousands) - continued

		Basis of Fair Value Measurements
December 31, 2018	Total	Level 1	Level 2	Level 3
Mutual funds	$3,117,584	$3,117,584	$—	$—
Quest Diagnostics stock	262,047	262,047	—	—
Other common stock	173,657	173,657	—	—
Preferred stock	1,803	1,803	—	—
Subtotal	$3,555,091	$3,555,091	$—	$—

Investments measured at NAV as a practical expedient: (A)	228,457

Total investments, at fair value	$3,783,548

(A)    Certain investments, including the Collective Funds, that were measured at fair value using the net asset value ("NAV") per share (or its equivalent) practical expedient were not classified in the fair value hierarchy. There are no unfunded commitments or redemption restrictions related to these investments.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no significant changes in the methodologies used as of December 31, 2019 and 2018.

Mutual Funds: Valued at the NAV of shares held by the Plan at year end reported on an active market.

Quest Diagnostics Stock, Other Common Stock and Preferred Stock classified as level 1: Valued at the closing price reported on the active market on which the individual securities are traded.

Other Common Stock and Preferred Stock classified as level 3: Valued using a valuation technique based on available information, which may consider market-based valuation multiples; a discount or premium from market value of a similar, freely traded equity security of the same issuer; or some combination.  These fair value measurements are classified within Level 3 of the fair value hierarchy as the fair value is based on significant inputs that are not observable.

Collective Funds: Valued at NAV per unit as determined by the trustee at year end. The NAV is used as a practical expedient to estimate fair value.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

4.     Subsequent Events

Effective January 1, 2020, the Company amended the Plan to eliminate the requirement to complete one month of service prior to becoming eligible to participate in the Plan. Therefore, all eligible employees can participate in the Plan as soon as administratively feasible upon becoming an employee of the Company.

A novel strain of coronavirus (COVID-19) continues to spread and severely impact the economy of the United States and other countries around the world. Global financial markets have experienced and may continue to experience significant volatility resulting from the spread of COVID-19. The extent of the impact of COVID-19 on the Plan's net assets available for benefits, contributions and benefits paid to participants will depend on future developments, including the duration and continued spread of the outbreak and its impact on global financial markets.

The Profit Sharing Plan of Quest Diagnostics Incorporated
December 31, 2019 and 2018
Notes to Financial Statements (dollars in thousands) - continued

In March 2020, in response to the COVID-19 pandemic, the Coronavirus Aid, Relief, and Economy Security Act ("CARES Act") was signed into law. Among other changes introduced by the CARES Act, it allows eligible participants in a 401(k) plan to take an early distribution of up to one hundred thousand dollars without penalty and increases the legal loan limit up to 100% of the vested balance or one hundred thousand dollars, whichever is less, for COVID-19 related reasons. These reasons include being diagnosed with COVID-19, experiencing a layoff, furlough, reduction in work hours or being unable to work due to a lack of childcare due to COVID-19. The Company amended the Plan to incorporate the provisions of the CARES Act.

Effective May 29, 2020, the Company amended the Plan to eliminate employer matching contributions to the Plan as part of a series of actions to protect the Company's financial flexibility due to the COVID-19 pandemic. The Plan sponsor has announced that the employer matching contributions will be suspended through the end of the year.

The Profit Sharing Plan of Quest Diagnostics Incorporated
EIN: #16-1387862 Plan: #333

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2019 (dollars in thousands)

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost	(e) Current Value
	Vanguard Total International Stock Index Fund Institutional Shares	Mutual Fund	***	$30,066
	Invesco Global Real Estate Fund - R5 class	Mutual Fund	***	12,895
	DFA U.S. Small Cap Value Portfolio Institutional Class	Mutual Fund	***	157,988
	Vanguard Extended Market Index Fund Institutional Shares	Mutual Fund	***	31,611
	Vanguard Total Bond Market Index Fund - Institutional Plus Share Class	Mutual Fund	***	121,454
	MFS Global Equity Fund Class R4	Mutual Fund	***	19,513
*	Fidelity Diversified International Fund Class K	Mutual Fund	***	96,109
*	Fidelity Freedom K 2005 Fund	Mutual Fund	***	4,931
*	Fidelity Freedom K 2010 Fund	Mutual Fund	***	24,160
*	Fidelity Freedom K 2015 Fund	Mutual Fund	***	73,015
*	Fidelity Freedom K 2020 Fund	Mutual Fund	***	237,701
*	Fidelity Freedom K 2025 Fund	Mutual Fund	***	356,511
*	Fidelity Freedom K 2030 Fund	Mutual Fund	***	368,204
*	Fidelity Freedom K 2035 Fund	Mutual Fund	***	291,879
*	Fidelity Freedom K 2040 Fund	Mutual Fund	***	221,749
*	Fidelity Freedom K 2045 Fund	Mutual Fund	***	161,406
*	Fidelity Freedom K 2050 Fund	Mutual Fund	***	96,648
*	Fidelity Freedom K 2055 Fund	Mutual Fund	***	41,119
*	Fidelity Freedom K 2060 Fund	Mutual Fund	***	11,541
*	Fidelity Freedom K 2065 Fund	Mutual Fund	***	28
*	Fidelity Freedom K Income Fund	Mutual Fund	***	14,403
*	Fidelity Puritan Fund Class K	Mutual Fund	***	368,768
*	Fidelity 500 Index Fund - Institutional Premium Class	Mutual Fund	***	444,890
	T Rowe Price Reserve Investment Fund	Mutual Fund	***	1,042
*	Fidelity Investments Money Market Government Portfolio - Institutional Class	Mutual Fund	***	78,275
	Total Interest in Mutual Funds			$3,265,906

*	Fidelity Managed Income Portfolio II - Class 3	Collective Fund	***	$216,919
*	Fidelity Contrafund Comingled Pool	Collective Fund	***	291,253
*	Fidelity OTC Comingled Pool	Collective Fund	***	185,490
	Prudential Core Plus Bond Fund Class 5	Collective Fund	***	27,047
	State Street Short Term Investment Fund	Collective Fund	***	1,972
	Total Interest in Collective Funds			$722,681

*	Quest Diagnostics Stock	Common Stock	***	$308,062

	Abbvie Inc	Other Common Stock	***	$1,045
	Advanced Micro Devices Inc	Other Common Stock	***	825

The Profit Sharing Plan of Quest Diagnostics Incorporated
EIN: #16-1387862 Plan: #333

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2019 (dollars in thousands)

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost	(e) Current Value
	Alexion Pharmaceuticals Inc	Other Common Stock	***	$408
	Alibaba Group Holding Ltd Spon Adr	Other Common Stock	***	2,907
	Alphabet Inc Cl A	Other Common Stock	***	6,414
	Alphabet Inc Cl C	Other Common Stock	***	2,544
	Amazon.Com Inc	Other Common Stock	***	8,118
	American International Group	Other Common Stock	***	2,297
	Apple Inc	Other Common Stock	***	3,675
	Applied Materials Inc	Other Common Stock	***	1,512
	Aptiv Plc	Other Common Stock	***	1,564
	Asml Hldg Nv (Ny Reg Shs) New York Registered Shar	Other Common Stock	***	1,500
	Atlassian Corp Plc Cls A	Other Common Stock	***	102
	Avantor Inc	Other Common Stock	***	638
	Becton Dickinson & Co	Other Common Stock	***	2,928
	Boeing Co	Other Common Stock	***	6,167
	Bunge Limited	Other Common Stock	***	856
	Carnival Corp	Other Common Stock	***	857
	Carvana Co Cl A	Other Common Stock	***	313
	Centene Corp	Other Common Stock	***	746
	Centerpoint Energy Inc	Other Common Stock	***	594
	Cf Industries Holdings Inc	Other Common Stock	***	980
	Chubb Ltd	Other Common Stock	***	2,221
	Cigna Corp	Other Common Stock	***	2,165
	Cisco Systems Inc	Other Common Stock	***	1,455
	Citigroup Inc	Other Common Stock	***	599
	Cognizant Tech Solutions Cl A	Other Common Stock	***	453
	Comcast Corp Cl A	Other Common Stock	***	1,269
	Conagra Brands Inc	Other Common Stock	***	920
	Concho Resources Inc	Other Common Stock	***	603
	Costar Group Inc	Other Common Stock	***	754
	Cvs Health Corp	Other Common Stock	***	1,796
	Disney (Walt) Co	Other Common Stock	***	788
	Dollar General Corp	Other Common Stock	***	1,568
	Dow Inc	Other Common Stock	***	533
	Dupont De Nemours Inc	Other Common Stock	***	922
	Edison Intl	Other Common Stock	***	1,203
	Eqt Corporation	Other Common Stock	***	154
	Equitable Holdings Inc	Other Common Stock	***	684
	Equitrans Midstream Corp	Other Common Stock	***	136
	Evergy Inc	Other Common Stock	***	529

The Profit Sharing Plan of Quest Diagnostics Incorporated
EIN: #16-1387862 Plan: #333

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2019 (dollars in thousands)

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost	(e) Current Value
	Exxon Mobil Corp	Other Common Stock	***	$1,610
	Facebook Inc Cl A	Other Common Stock	***	6,816
	Fidelity Natl Inform Svcs Inc	Other Common Stock	***	630
	Fifth Third Bancorp	Other Common Stock	***	1,695
	Fortune Brands Home & Sec Inc	Other Common Stock	***	711
	Fox Corporation B	Other Common Stock	***	1,013
	Franklin Resources Inc	Other Common Stock	***	410
	General Electric Co	Other Common Stock	***	2,567
	Gilead Sciences Inc	Other Common Stock	***	729
	Global Payments Inc	Other Common Stock	***	2,808
	Hca Healthcare Inc	Other Common Stock	***	1,859
	Hilton Worldwide Holdings Inc	Other Common Stock	***	902
	Hologic Inc	Other Common Stock	***	922
	Honeywell Intl Inc	Other Common Stock	***	499
	Humana Inc	Other Common Stock	***	606
	Hunt J B Transport Services In	Other Common Stock	***	497
	Iac/Interactivecorp	Other Common Stock	***	913
	Illinois Tool Works Inc	Other Common Stock	***	892
	Intercontinental Exchange Inc	Other Common Stock	***	674
	International Paper Co	Other Common Stock	***	1,231
	Intuit Inc	Other Common Stock	***	2,208
	Intuitive Surgical Inc	Other Common Stock	***	2,133
	Johnson & Johnson	Other Common Stock	***	2,265
	Johnson Controls International Plc	Other Common Stock	***	695
	Jpmorgan Chase & Co	Other Common Stock	***	3,930
	Kimberly Clark Corp	Other Common Stock	***	1,442
	Kohls Corp	Other Common Stock	***	271
	Las Vegas Sands Corp	Other Common Stock	***	834
	Loews Corp	Other Common Stock	***	229
	Lululemon Athletica Inc	Other Common Stock	***	633
	Magna Intl Inc	Other Common Stock	***	680
	Marsh & Mclennan Cos Inc	Other Common Stock	***	1,346
	Marvell Technology Group Ltd	Other Common Stock	***	888
	Mattel Inc	Other Common Stock	***	187
	Medtronic Plc	Other Common Stock	***	2,351
	Merck & Co Inc New	Other Common Stock	***	572
	Metlife Inc	Other Common Stock	***	1,209
	Microsoft Corp	Other Common Stock	***	10,474
	Morgan Stanley	Other Common Stock	***	2,380

The Profit Sharing Plan of Quest Diagnostics Incorporated
EIN: #16-1387862 Plan: #333

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2019 (dollars in thousands)

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost	(e) Current Value
	Netflix Inc	Other Common Stock	***	$1,440
	News Corp New Cl A	Other Common Stock	***	663
	Nextera Energy	Other Common Stock	***	2,725
	Nielsen Holdings Plc	Other Common Stock	***	579
	Nike Inc Cl B	Other Common Stock	***	975
	Norfolk Southern Corp	Other Common Stock	***	527
	Nxp Semiconductors Nv	Other Common Stock	***	387
	Occidental Petroleum Corp	Other Common Stock	***	1,264
	Okta Inc Cl A	Other Common Stock	***	211
	Paycom Software Inc	Other Common Stock	***	212
	Paypal Hldgs Inc	Other Common Stock	***	1,450
	Pepsico Inc	Other Common Stock	***	653
	Perrigo Co Plc	Other Common Stock	***	715
	Pfizer Inc	Other Common Stock	***	1,544
	Philip Morris Intl Inc	Other Common Stock	***	1,847
	Pioneer Natural Resources Co	Other Common Stock	***	873
	Qualcomm Inc	Other Common Stock	***	2,125
	Raytheon Co	Other Common Stock	***	1,048
	Restaurant Brands International Inc	Other Common Stock	***	523
	Ross Stores Inc	Other Common Stock	***	1,222
	Salesforce.Com Inc	Other Common Stock	***	1,866
	Schwab Charles Corp	Other Common Stock	***	1,340
	Sempra Energy	Other Common Stock	***	1,176
	Servicenow Inc	Other Common Stock	***	1,112
	Signature Bank	Other Common Stock	***	621
	Sl Green Realty Corp Reit	Other Common Stock	***	853
	Slack Technologies Inc Cl A	Other Common Stock	***	312
	Southern Co	Other Common Stock	***	2,492
	Southwest Airlines Co	Other Common Stock	***	1,138
	Splunk Inc	Other Common Stock	***	1,410
	Spotify Technology Sa	Other Common Stock	***	1,192
	State Street Corp	Other Common Stock	***	1,036
	Stericycle Inc	Other Common Stock	***	516
	Stripe Inc Class B Pp	Other Common Stock	***	44
	Stryker Corp	Other Common Stock	***	2,338
	Tc Energy Corp	Other Common Stock	***	1,883
	Td Ameritrade Holding Corp	Other Common Stock	***	422
	Te Connectivity Ltd	Other Common Stock	***	705
	Tencent Holdings Ltd Uns Adr	Other Common Stock	***	2,513

The Profit Sharing Plan of Quest Diagnostics Incorporated
EIN: #16-1387862 Plan: #333

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2019 (dollars in thousands)

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost	(e) Current Value
	Tencent Music Entertainment Adr	Other Common Stock	***	$392
	Texas Instruments Inc	Other Common Stock	***	1,185
	The Booking Holdings Inc	Other Common Stock	***	1,156
	Thermo Fisher Scientific Inc	Other Common Stock	***	571
	Total Sa Spons Adr	Other Common Stock	***	2,655
	Tyson Foods Inc Cl A	Other Common Stock	***	2,390
	Uber Technologies Inc	Other Common Stock	***	180
	United Parcel Service Inc Cl B	Other Common Stock	***	1,822
	Unitedhealth Group Inc	Other Common Stock	***	1,811
	Us Bancorp Del	Other Common Stock	***	1,190
	Verizon Communications Inc	Other Common Stock	***	1,984
	Vertex Pharmaceuticals Inc	Other Common Stock	***	1,715
	Visa Inc Cl A	Other Common Stock	***	5,643
	Vmware Inc Cl A	Other Common Stock	***	1,163
	Walmart Inc	Other Common Stock	***	1,263
	Wells Fargo & Co	Other Common Stock	***	3,851
	Weyerhaeuser Co	Other Common Stock	***	1,344
	Workday Inc Cl A	Other Common Stock	***	782
	Wynn Resorts Ltd	Other Common Stock	***	300
	Xp Inc Cl A	Other Common Stock	***	117
	Zimmer Biomet Hldgs Inc	Other Common Stock	***	837
	Zoom Video Communications Inc Cl A	Other Common Stock	***	19
	Total Interest in Other Common Stock			$204,775

	Becton Dickinson & Co Pc Ser A 6.125% 5/01/2020	Preferred Stock	***	$236
	Sempra Energy Pc 6.75% 7/15/2021	Preferred Stock	***	167
	Sempra Energy Ser A Pc 6% 01/15/2021 Pfd	Preferred Stock	***	663
	Southern Company Pc 6.75% 08/01/2022	Preferred Stock	***	419
	Aurora Innovation Ser B Pc Pp	Preferred Stock	***	83
	Uipath Inc 0% Ser D-1 Pfd Perp Pp	Preferred Stock	***	121
	Uipath Inc 0% Ser D-2 Pfd Perp Pp	Preferred Stock	***	20
	Rivian Automotive Inc Ser D Pfd Perp Pp	Preferred Stock	***	319
	Total Interest in Preferred Stock			$2,028

The Profit Sharing Plan of Quest Diagnostics Incorporated
EIN: #16-1387862 Plan: #333

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2019 (dollars in thousands)

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost	(e) Current Value

	Investments at Fair Value			$4,503,452

*	Notes Receivable from Participants**	Loans		$90,236

	TOTAL			$4,593,688

*	Party-in-interest to the Plan.
**	Rates range from 3.75% to 10.25%; maturities vary by participant.
***	The cost of participant-directed investments is not required to be disclosed.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Sponsor of The Profit Sharing Plan of Quest Diagnostics Incorporated has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

June 29, 2020

The Profit Sharing Plan of Quest Diagnostics Incorporated

By:	/s/ Mark J. Guinan
Mark J. Guinan
Executive Vice President, Chief Financial Officer and Member of the Quest Diagnostics Incorporated Benefits Administration Committee